Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES PUBLICATION OF A
PROSPECTUS FOR THE LISTING OF SERIES D NOTES ON THE TEL AVIV STOCK
EXCHANGE

TEL AVIV, Israel – August 27, 2007 – Elbit Medical Imaging Ltd. (NASDAQ: EMITF) ("EMI") announced that it had published today a prospectus (the "Listing Prospectus") in Israel for the listing for trade of EMI's outstanding Series D Notes on the Tel Aviv Stock Exchange ("TASE").  The Series D Notes, in an aggregate principal amount of approximately NIS 620 million, were issued by EMI earlier this year to investors in Israel in several private placements.

The publication of the Listing Prospectus followed the approval by the Israel Securities Authority ("ISA") and by the TASE. The listing for trade on the TASE of Series D Notes is expected to occur promptly following the publication of the Listing Prospectus, but not prior to September 4, 2007.

The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006,  filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact

Shimon Yitzhaki. President	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com

Dudi Machlof, CFO
Elbit Medical Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com